March 15, 2007

United States Security and Exchange Commission
Michael Moran, Accounting Branch Chief
100 F Street N.E.
Washington, DC 20549-7010

Dear Mr. Moran:

We are in receipt of your letter dated February 13, 2007 regarding our Form 10-K for the Fiscal Year Ended January 28, 2006 and our Form 10-Q for the Fiscal Quarter Ended October 28, 2006. Our responses to your comments are provided below. We have repeated each of your comments in full and the response to each comment is noted directly below the quoted comment. As noted in response to comment No. 1, we will make the changes discussed in future filings, commencing with our 10-K for the Fiscal Year Ending February 3, 2007.

Form 10-K for the Fiscal Year Ended January 28 2006 General

1.
Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

Response: As requested, each response relating to additional disclosures or revisions to disclosures is accompanied by language showing what the revisions will look like in future filings, using information as of the end of our 2005 fiscal year. Such disclosures or revisions will be made in future filings, commencing with our Form 10-K for the Fiscal Year Ended February 3, 2007.

Item 1. Business

General

2.
We have read your response to comment 2 in our letter dated January 10, 2007 relating to the percentage of total sales contributed by each class of similar products or services. Your proposed revised disclosure does not appear to provide investors with meaningful sales data which complies with Item 101(c)(1)(i) of Regulation S-K. Please explain to us why you do not provide investors with a breakdown of your sales within apparel such as lingerie and accessories, juniors, men's clothing and accessories, similar to the categories you disclosed in MD&A on page 16.

Response: We will include percentage of net sales by major product line for each year an income statement is presented, it will read as follows:

	2006	2005	2004
Cosmetics	15%	15%	14%
Women’s Clothing and Accessories	36%	37%	37%
Juniors & Children’s Clothing and Accessories	10%	10%	11%
Men’s Clothing, and Accessories	18%	18%	18%
Shoes	13%	12%	11%
Home and Other	8%	8%	9%
Total	100%	100%	100%

The Company feels that this concise disclosure provides more meaningful information to our investors than the categories previously disclosed in our MD&A.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations Executive

Overview

General - Net Sales, page 13

3.
We have read your response to comment 3 in our letter dated January 10, 2007 regarding your classification of income from leased departments in net sales instead of other income within total revenues. The provisions of AICPA Technical Practice Aid 5100.16 and Rule 5-03(b)(I)(c) of Regulation S-X as well as SAB Topic 8A state that income from leased departments would be appropriately included in "gross or total revenues." Further, as set forth in Rule 5-03 of Regulation S-X, if revenues from different sources are aggregated based on the 10% rule, the related costs and expenses are to be similarly aggregated. In this regard, please revise your presentation to include rental income from leased departments with "Service Charges, Interest and Other Income," segregate the related costs from cost of sales and revise your disclosures accordingly. If you continue to believe it is more appropriate to aggregate rental income with net sales, please provide disclosure in the notes to your financial statements clarifying your presentation and addressing your accounting policy for cost of sales, the fact that expenses associated with the leasing of departments is included in cost of sales and describe the expenses included. If you are including rental income in net sales and have not included the related costs in cost of sales, advise us of where you have included the related costs. Also, please tell us the amount of rental income and related costs for each period presented and the basis for your presentation. Please advise us of what your disclosure will be as revised.

Response: We will begin reporting rental income from leased departments within “Service Charges, Interest and Other Income” on our Consolidated Income Statement. There are no direct costs related to this revenue as all costs of sales are borne by the lessees.

General - Service Charges, Interest and Other Income, page 13

4.
We have read your response to comment 4 of our letter dated January 10, 2007 as to whether it is appropriate to include in gross revenues equity income from joint ventures. Based on the nature of your joint venture operations, it is not evident that your investments in a construction company and malls are essential to your operation of retail department stores. The circumstances whereby an equity investee's operations are sufficiently integral to the operations of its parent to justify classification within operations are very limited. We note that your previous response letter to us in September 2003 addressed our comment as to whether the joint ventures met the significance test for separate disclosure on the face of the financial statements; not the specific classification of income from equity investees. Please explain to us why your investments in a construction company and malls are essential to your operation of retail department stores. Alternatively, please revise your financial statements to present your equity in earnings of equity investees after your income tax provision and before income or loss from continuing operations in accordance with Rule 5-03.13 of Regulation S-X.

Response: We try to maintain our stores with a new and fresh look that is consistent between stores across the country as we feel this is very important to our strategy in maintaining customer relationships, and increasing sales. The Company’s ownership of an interest in a construction company allows us to better ensure the quality and consistency of design among our stores across the country. This construction company is controlled by an unaffiliated general partner who manages it. It is important for us to have this construction capacity in place for our new and remodeled stores. With this capacity in place, the construction company outsources construction projects in order to leverage its expenses. Through their contacts in the local community and within the industry, the Company’s management, including its CEO, are actively involved in helping the construction company obtain these outside projects.

Similarly, opportunities for the Company to invest in joint ventures which own malls stem from the fact that, through their connections in the retail industry, the Company’s management is able to assist the mall developer in assembling anchors and key tenants for the mall.

The construction company and the mall joint ventures are integral to the Company’s operations; Company employees and members of management are actively involved in these ventures; there are significant intercompany transactions between the Company and these joint ventures (disclosed in the footnotes to the Company’s financial statements); the construction company is a vital part of the Company’s procurement system for new store construction; and these joint ventures’ operations are an extension of the Company’s operations, providing additional capacity for construction and development.

The relevant amounts for these joint ventures appear below (dollars in millions):

	2006	2005	2004
Pre-tax joint venture income	$12.4	$10.0	$8.7
After tax joint venture income	8.1	6.4	5.7

Company pre-tax income	266.2	135.8	184.6
Company net income	245.6	121.5	117.7

Percent of pre-tax joint venture income to Company pre-tax income	4.7%	7.4%	4.7%
Percent of after tax joint venture income to Company net income	3.3%	5.3%	4.8%

While we continue to feel that these amounts are immaterial, we propose to move these amounts to a separate line within the operating expense section of the Company’s income statement

Results of Operations General

5.
We have read your response to comment 5 in our letter dated January 10, 2007 regarding the closure of certain stores and disruption of business at 60 other stores due to hurricane damages. Please also include an estimate or range of loss revenues due to business interruption as a result of hurricane damage at these stores during 2005 and 2006 which was not covered by insurance, or disclose that you are not able to determine with any degree of certainty the impact the Hurricanes had on your results of operations. See Item 303(a)(3)(i) of Regulation S-K.

Response: We will add a sentence to our hurricane disclosure stating that we are not able to determine with any degree of certainty the impact that these Hurricanes had on our results of operations.

Liquidity and Capital Resources, page 21

6.
We have read your response to comment 8 of our letter dated January 10, 2007 relating to the impact the new marketing agreement with GE will have on cash flows and your liquidity position in future periods. Please tell us and disclose the uncertainties that prohibit you from providing investors further direction with respect to the possible impact of this agreement on cash flows and your liquidity position in future periods. See Item 303(a)(1) of Regulation S-K.

Response: The Company will modify its proposed disclosure to read as follows: In November 2004 the Company sold substantially all of the assets of its private label credit card business to GE for *, thus increasing the Company’s liquidity. In connection with the sale the Company and GE have entered into a long-term marketing and servicing alliance that provides for certain payments to be made by GE to the Company, including a revenue sharing and marketing reimbursement. The cash flows that the Company receives under this alliance have been greater than the net cash flows provided by the Company’s credit business prior to its sale to GE due to quicker cash receipts. The Company received income of approximately * from GE in fiscal 2006 and 2005. While the Company does not expect future cash flows under this alliance to vary significantly from historical levels, future amounts are difficult to predict. The amount the Company receives is dependent on *.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Vendor Allowances page F-11 Advertising, page F-11

7.
We have read your response to comment 12 of our letter dated January 10, 2007 relating to allowances received from vendors in connection with the purchase of their products as well as the advertising and marketing of their products. You currently disclose advertising and promotional costs of $229 million, $246 million and $229 million for fiscal years 2005, 2004 and 2003, respectively. Please clarify in your revised disclosure if the amounts of cooperative advertising reimbursements you received which are noted in your response were all netted against the gross advertising and promotional expenses that you currently disclose.

Response: We will append the following statement to the end of our revised disclosure regarding cooperative advertising programs: These cooperative advertising amounts have been netted against advertising expense.

Insurance Accruals, page F-11

8.
We have read your response to comment 13 of our letter dated January 10, 2007 relating to your accrual for insurance claims. We continue to believe the extent to which you are self insured, the amount of third party insurance coverage available and the extent of your exposure to loss is meaningful to readers in light of the critical estimates required in determining your self-insurance liabilities. Please revise your disclosure to include the stop loss limits for your catastrophic claims. Please also disclose the amounts you have accrued at each balance sheet date, the changes from period to period as a result of charges to expense, utilization of the amounts reserved and any other significant adjustments along with the reasons for the changes.

Response: We will disclose our self-insured stop loss limits within Management’s Discussion and Analysis. Our current liability portion of our insurance accrual is less than 5% of total current liabilities and our long term liability portion of our insurance accruals is less than 5% of total long term liabilities. The Company did not disclose the amount of these liabilities, since the amounts are immaterial. The changes in the reserves are not material for the periods presented. However, the Company proposes to disclose the amounts of these liabilities in the management’s discussion and analysis section of its 10-K.

* Confidential treatment requested by Dillard’s, Inc.

Revenue Recognition, page F-11

9.
We have read your response to comment 14 of our letter dated January 10, 2007 regarding your accounting policy for gift cards and the related liability for amounts due customers at each balance sheet date. Please disclose for all periods presented your remaining "total liability" for amounts due customers on gift cards purchased, without regard to current or long-term amounts.

Response: The Company will disclose the total amount of the gift card liability in the management’s discussion and analysis section of its 10-K.

Note 2. Disposition of Credit Card Receivables, page F-13

10.
We have read your responses to comments 9 and 15 of our letter dated January 10, 2007 relating to the $105 million received under your agreement with GE and new credit card accounts that arise under this agreement as well as the customer loyalty program. It appears that your agreement with GE differs than other third party credit cards that you may accept like Visa. We note from your response that a significant portion of the consideration you receive from GE is referred to as "profit sharing." Please explain to us what these amounts represent and what services you render that qualify you to receive the amounts you refer to as "profit sharing." Tell us what beneficial interests you have in the new accounts you generate in the stores and why the consideration you refer to as "profit sharing" effectively represents proceeds relating to a sale of assets. Please also tell us if you have any continuing involvement in the new accounts such as the collection of customer payments at your retail stores. If so, please explain to us what other types of "continuing involvement" you have with the new accounts other than perhaps the transfer of customer purchases made in your stores. Explain to us what key factors cause your "profit sharing" amount to increase or decrease. Tell us what cost commitments you have under the arrangement with GE and provide us the amount of the costs and expenses you incurred during fiscals 2005 and 2006, along with the statement of operations line item where you classify them under the long-term marketing and service alliance.

Response: As noted in previous responses, the Company sold its credit card business to GE in 2004. Concurrently with the sale of the credit card business, the Company entered into a * Private Label Credit Card Agreement with GE for the Dillard's proprietory credit card. Under this agreement, GE has agreed to pay to the Company an amount which represents *. This amount is what has been described in our previous response as “profit sharing” and is paid to the Company on a monthly basis. These proceeds do not relate to any sale of assets. Pursuant to this agreement, the Company has no continuing involvement other than to honor the GE credit cards in its stores. Although not obligated to a specific level of marketing commitment, the Company participates in the marketing of the GE credit cards and accepts payments on the GE credit cards in its stores as a convenience to customers who prefer to pay in person rather than mailing their payments to GE. The Company incurred * in 2006 and 2005, respectively, in expenses for taking applications for GE and for taking credit card payments in Company stores. These amounts are recorded in Service Charges, Interest and Other Income in the Company's statement of opearations. * The Company retains no beneficial interests in the GE accounts. All credit underwriting decisions are made by GE. Several factors will affect the level of amounts of profit sharing that the Company receives from GE in the future: *

* Confidential treatment requested by Dillard’s, Inc.

The Company acknowledges that:

1.	We are responsible for the adequacy and accuracy of the disclosures in the filing.
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

James I. Freeman
Senior Vice President, Chief Financial Officer